UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

DAVIDsTEA Inc.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

238661102

(CUSIP Number)

December 31, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Rainy Day Investments Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 12,012,538(1)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 12,012,538(1)
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,012,538(1)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 46.36%(2)
12.	TYPE OF REPORTING PERSON CO, FI

(1)	The number of shares reported as beneficially owned is as of May 10, 2018.
(2)	Based on 25,912,061 common shares of the Issuer outstanding as of April 30, 2018, as reported in the Issuer’s Form 8-K dated May 10, 2018, as filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 10, 2018.

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Herschel H. Segal
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 12,012,538(1)(2)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 12,012,538(1)(2)
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,012,538(1)(2)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 46.36%(3)
12.	TYPE OF REPORTING PERSON IN, FI

(1)	The number of shares reported as beneficially owned is as of May 10, 2018.
(2)	Includes 12,012,538 common shares beneficially owned by Rainy Day, over which Mr. Segal has voting and investment control
(3)	Based on 25,912,061 common shares of the Issuer outstanding as of April 30, 2018, as reported in the Issuer’s Form 8-K dated May 10, 2018, as filed with the SEC on May 10, 2018.

Explanatory Note

This Amendment No. 3 (“Amendment No. 3”) to Schedule 13G relates to the Common Shares, (“Common Shares”), of DAVIDsTEA Inc., and amends and restates Amendment No. 2 to the Schedule 13G filed by the reporting persons on February 14, 2018. This Amendment No. 3 is being filed to provide public dissemination in the United States of the (i) dissident proxy circular, (ii) shareholder letter, (iii) form of proxy, and (iv) press release, attached as Exhibits B through E to this Amendment No.3.

Item 1(a).		Name of Issuer:
DAVIDsTEA Inc.

Item 1(b).		Address of Issuer’s Principal Executive Offices:
5430 Ferrier
Mount-Royal
Québec, Canada, H4P 1M2

Item 2(a).		Name of Person(s) Filing:
Rainy Day Investments Ltd.
Herschel H. Segal

Item 2(b).		Address of Principal Business Office, or if None, Residence:
Rainy Day Investments Ltd.
5695 Ferrier
Mount-Royal
Québec, Canada, H4P 1N1

Herschel H. Segal
c/o Rainy Day Investments Ltd.
5695 Ferrier
Mount-Royal
Québec, Canada, H4P 1N1

Item 2(c).		Citizenship:
Rainy Day Investments Ltd.: Canada
Herschel H. Segal: Canada

Item 2(d).		Title of Class of Securities:
Common Shares

Item 2(e).		CUSIP Number:
238661102

Item 3.		If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	☐	Investment company registered under Section 8 of the Investment Company Act.

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership**.

Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1.

(a)	Amount beneficially owned:

Rainy Day Investments Ltd.: 12,012,538

Herschel H. Segal: 12,012,538

(b)	Percent of class:

Rainy Day Investments Ltd.: 46.36%

Herschel H. Segal: 46.36%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

Rainy Day Investments Ltd.: 12,012,538

Herschel H. Segal: 12,012,538

(ii)	Shared power to vote or to direct the vote:

Rainy Day Investments Ltd.: 0

Herschel H. Segal: 0

(iii)	Sole power to dispose or to direct the disposition of:

Rainy Day Investments Ltd.: 12,012,538

Herschel H. Segal: 12,012,538

(iv)	Shared power to dispose or to direct the disposition of:

Rainy Day Investments Ltd.: 0

Herschel H. Segal: 0

**	See footnotes on the cover pages, which are incorporated by reference herein.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following ☐.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

N/A

Item 8.	Identification and Classification of Members of the Group.

N/A

Item 9.	Notice of Dissolution of Group.

N/A

Item 10.	Certifications.

N/A

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Rainy Day Investments Ltd.

By:	/s/ Herschel H. Segal
Herschel H. Segal, CEO & President

/s/ Herschel H. Segal
Herschel H. Segal

Date: May 11, 2018

Exhibit List

Exhibit A.	Joint Filing Agreement.

Exhibit B.	Dissident Proxy Circular

Exhibit C.	Shareholder Letter

Exhibit D.	Form of Proxy

Exhibit E	Press Release